FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Files Patent Infringement Lawsuit in Japan against LG Innotek, Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 14, 2008, in Kyoto, Japan

Nidec Files Patent Infringement Lawsuit in Japan against LG Innotek, Korea

Nidec Corporation (“Nidec”, NYSE: NJ) today announced that it filed a patent infringement lawsuit in the Osaka District Court on October 14, 2008 against LG Innotek Co., Ltd. (“LGIT”), Korea, alleging infringement of its Japanese Patent No. 3,502,266.

Japanese Patent No. 3,502,266 protects intellectual property related to Nidec’s proprietary technology for electric spindle motors used in CD/DVD drives.

Nidec has confirmed that certain disk drives currently sold in Japan use LGIT’s infringing electric spindle motors. The lawsuit seeks an injunction precluding LGIT from selling or distributing such motors in Japan.

On March 6, 2007, Nidec filed its first lawsuit against LGIT for infringement of its U.S. Patent No. 6,242,830, which is currently pending in the United States District Court for the Eastern District of Texas.

Nidec respects intellectual property rights of others and expects others to do likewise.

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